Exhibit 12. (b)

     COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
                AND PREFERRED SHARE DIVIDENDS
         SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES


                                                                     Year Ended
                                                 -------------------------------------------
(millions, except ratios)                        1996      1995      1994      1993      1992
                                                 ------    ------    ------    ------    ------
Fixed Charges
Interest and amortization
 of debt discount and
 expense on all indebtedness                     $1,365    $1,373    $1,279    $1,318    $1,389

Add interest element implicit in rentals            121       119       114       105       165
                                                 ------    ------    ------    ------    ------
                                                  1,486     1,492     1,393     1,423     1,554
Preferred dividend factor                            41        89       234       209       120
Interest capitalized                                  5         4         1         3        23
                                                 ------    ------    ------    ------    ------
Total fixed charges                              $1,532    $1,585    $1,628    $1,635    $1,697
                                                 ------    ------    ------    ------    ------
                                                 ------    ------    ------    ------    ------
Income (loss)
Income (loss) from continuing operations         $1,271    $1,025      $857      $625   ($1,812)
Deduct undistributed net income (loss)
 of unconsolidated companies                          8         9        (7)        6        (4)
                                                 ------    ------    -------    -----    -------
                                                  1,263     1,016       864       619    (1,808)
Add
Fixed charges (excluding interest
 capitalized and preferred dividend factor)       1,486     1,492     1,393     1,423     1,554
Income taxes (benefit)                              834       703       614       329    (1,039)
                                                 ------    ------    ------    ------   --------
Income (loss) before fixed charges and
 income taxes                                    $3,583    $3,211    $2,871    $2,371   ($1,293)
                                                 ------    ------    ------    ------   --------
                                                 ------    ------    ------    ------   --------
Ratio of income to combined fixed charges
 and preferred share dividends                     2.34      2.03      1.76      1.45     (A)
                                                 ------    -------   ------    ------   --------
                                                 ------    -------   ------    ------   --------

         (A)  As a result of the loss for the year ended December 31, 1992, earnings did not cover fixed charges by $2,990 million.